Exhibit (d)(2)(ii)

VAN ECK VIP TRUST

VAN ECK VIP MULTI-MANAGER ALTERNATIVES FUND

Schedule Identifying Details of Sub-Advisory Contracts:

PARTY	DATE SIGNED AGREEMENT

Coe Capital Management, LLC	May 19, 2011

Horizon Asset Management LLC	October 26, 2012

Hunting Hill Global Capital, LLC	August 11, 2014

RiverPark Advisors, LLC	July 23, 2012

SW Asset Management, LLC	May 23, 2012

Tiburon Capital Management, LLC	October 26, 2012